UNITED STATES SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER 333-43089
Washington, D.C. 20549
FORM 12b-25	CUSIP NUMBER [ ]

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: July 1, 2005

[    ] Transition Report on Form 10-K

[    ] Transition Report on Form 20-F

[    ] Transition Report on Form 11-K

[    ] Transition Report on Form 10-Q

[    ] Transition Report on Form N-SAR

For	the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The GSI Group, Inc.

Full Name of Registrant

Former Name if Applicable

1004 E. Illinois Street

Address of Principal Executive Office (Street and Number)

Assumption, Illinois 62510

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant worked diligently to prepare its Form 10-Q for the period ended July 1, 2005. However, due to the work necessary to complete the registrant’s restatement of its financial statements for the years ended December 31, 2004, 2003 and 2002 and the quarter ended April 1, 2005, and also to complete the registrant’s related Form 10-K/A and Form 10-Q/A, both of which were filed on August 12, 2005, the registrant was unable to finalize and file such Form 10-Q within the prescribed period without unreasonable effort or expense.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Randall N. Paulfus	217	226-5589
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1941 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The GSI Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 15, 2005	By	/s/ Randall N. Paulfus
Randall N. Paulfus
Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.